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                               EXHIBIT (a) (6)

                 Text of Press Release Dated January 30, 1998


FOR IMMEDIATE RELEASE                           CONTACT: Weston B. Wetherell
                                                         (630) 684-6360


             VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                 COMPLETES TENDER OFFER FOR ITS COMMON SHARES


        OAKBROOK TERRACE, IL, January 30, 1998 -- Van Kampen American Capital Prime Rate Income Trust announced today the final results of its tender offer for approximately seven percent of its outstanding common shares of beneficial interest. The offer expired at 12:00 Midnight, Eastern Standard Time, on January 16, 1998.

        The Trust said that 17,164,019 common shares, or approximately three percent of the Trust's common shares outstanding as of the expiration of the tender offer, were validly tendered through the stated expiration date. All 17,164,019 of the common shares tendered were purchased in their entirety at a price of $9.97 per common share, the net asset value at the time the offer expired. Payment for the shares purchased was mailed on or about January 20, 1998.

        As indicated in the Trust's current prospectus, the Board of Trustees of the Trust currently intends, each quarter, to consider authorizing the Trust to make a tender offer for its common shares in order to attempt to provide liquidity to its investors.

        The Trust commenced operations on October 5, 1989 and had total net assets of approximately $6,782,025,016 as of January 16, 1998.

        Van Kampen American Capital Prime Rate Income Trust is advised and distributed by subsidiaries of Van Kampen American Capital, Inc., a diversified asset management company with more than two million retail investor accounts, extensive capabilities for managing institutional portfolios, and more than $57 billion under management or supervision. Van Kampen American Capital's more than 60 open-end and 37 closed-end funds and more than 2,500 unit investment trusts are professionally distributed by leading financial advisers nationwide. Van Kampen American Capital is an indirect wholly-owned subsidiary of Morgan Stanley, Dean Witter, Discover & Co.